August 31, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Aspire Real Estate Investors, Inc. Amended Draft Registration Statement on Form S-11 Submitted May 13, 2020 CIK No. 0001800491

Ladies and Gentlemen:

Set forth below are the responses of Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2020, with respect to Amendment No. 1 to the Company’s draft registration statement on Form S-11, confidentially submitted to the Commission on May 13, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 2 to the Draft Registration Statement (the “Amended Draft Registration Statement”) via EDGAR. For your convenience, we will hand-deliver three full copies of the Amended Draft Registration Statement, as well as three copies of the Amended Draft Registration Statement marked to show all changes made since the submission of the Draft Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Amended Draft Registration Statement (the “Preliminary Prospectus”).

Management’s Discussion and Analysis, page 94

1.	We note the statement on page 49 that shutdowns or other government restrictions inhibiting your employees' ability "to meet with existing and potential residents has disrupted" your ability to lease apartments. We also note the statement on page 98 that cash and revenues will be sufficient for short-term liquidity needs "[s]ubject to potential credit losses" due to tenants that default as a result of financial difficulties from covid-19. Please revise to clarify further the impact of covid-19 on your operations and liquidity. For example, it is unclear how sensitive your sources of liquidity are to coronavirus-related tenant defaults, whether disruptions from shutdowns or other restrictions have materially impacted your ability to operate and achieve your business goals, and whether covid-19 has materially impacted your funding sources, access to capital or ability to maintain financial covenants. Please revise to tailor your disclosure to your facts and circumstances. Refer to CF Disclosure Guidance: Topic No. 9 for guidance. Please also revise to address long-term in addition to short-term liquidity needs. See Instruction 5 to Item 303(a)(1) of Regulation S-K.

Vinson & Elkins LLP Attorneys at Law	901 East Byrd Street, Suite 1500
Austin Dallas Dubai Hong Kong Houston London	Richmond, VA 23219
New York Richmond Riyadh San Francisco Tokyo Washington	Tel +1.804.327.6300 Fax +1.804.327.6301 www.velaw.com

August 31, 2020 Page 2

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 98-101 of the Preliminary Prospectus.

2.	We note your revised disclosure on pages 118-135 in response to comments 7 and 9, including the statements that you anticipate obtaining new financing and paying off existing loans with PNC, Wells Fargo and others. Please revise to clarify and quantify the amount of construction and other loans you anticipate needing under your business plan, the source of funding for paying off loans, and the status of negotiations for financing.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 136-151 of the Preliminary Prospectus.

Financial Statements, page F-1

3.	We note the updated financial statements of your predecessor entities in response to prior comment 16. We remind you that, in accordance with Rule 8-08 of Regulation S-X, the predecessor financial statements must be updated to include financial statements for an interim period ending within 135 days of the effective date.

RESPONSE: In response to the Staff’s comment, the Company has updated the predecessor financial statements to include financial statements as of and for the six months ended June 30, 2020 and 2019.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 327-6310.

Sincerely,

/s/ Daniel M. LeBey
Daniel LeBey

cc:	Daryl J. Carter
Jun Sakumoto
Wesley Wilson
Aspire Real Estate Investors, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP